Exhibit 99.1

Medigus: Charging Robotics Ltd. Completed First Technological Milestone of its Robot for Wireless Charging of Electric Vehicles

Charging Robotics showed its robot can be directed to find a specific spot under the vehicle and optimize its position for high-efficiency wireless charging

OMER, Israel, April 29, 2021 -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that Charging Robotics Ltd., a wholly owned subsidiary of Medigus, completed a first technological milestone in the proof of concept of its autonomous robotic charging pad for wireless charging of electric vehicles.

Charging Robotics completed the assembly and testing of its robot, showing it can be directed to find a specific spot under the vehicle and optimize its position for high-efficiency wireless charging. Charging Robotics intends to further integrate charging components onto the robotic platform to complete the proof of concept in full.

Charging Robotics is developing an on-demand autonomous charging system to be used anywhere, anytime. The wireless charging system being developed is intended to have self-aligning capabilities to electric vehicle battery chargers. The autonomous Wireless Power Transfer (WPT) technology, once developed, is intended to seamlessly and efficiently charge the vehicle upon demand, it will carry the Wireless Power Transfer from a charging station or charging truck, to a customer’s vehicle that needs electric charging.

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Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when it discusses the intention to integrate charging components onto the robotic platform, the completion of the proof of concept in full, that the on-demand autonomous charging system is intended to be used anywhere and anytime, that the WPT technology is intended to seamlessly and efficiently charge the vehicle upon demand and it will carry the WPT from charging station or charging truck, to a customer’s vehicle that needs electric charging, as well as the planned features and functionality of the WPT technology. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com